Exhibit 99.1

Report of the Board of Directors for the Period ended December 31, 2017

The Board of Directors of OPC Energy Ltd. (“the Company”) is pleased to present herewith the Report of the Board of Directors on the activity of the Company and its investees, whose financial statements have been consolidated with the financial statements of the Company (“the Group”) as of December 31, 2017 and for the year ended on that date, pursuant to the Securities Regulations (Periodic and Immediate Reports), 1970 (“the Reporting Regulations”).

The review presented below is limited in scope and relates to events and changes that occurred in the Company's state of affairs in the reporting period, the impact of which are significant.

It should be noted that as of December 31, 2017, there are no warning signs pursuant to Regulation 10(b)(14) of the Reporting Regulations, which require the publication of a forecast cash flow statement by the Company.

The consolidated financial statements of the Company and its subsidiaries as of December 31, 2017 and for the year ended on the same date, prepared in accordance with International Financial Reporting Standards (IFRS) and in accordance with the Securities Regulations (Annual Financial Statements), 2010(“Financial Statements”), are presented together with this report. In some instances, details are presented which review events that occurred subsequent to the date of the Financial Statements and close to the date of the report's publication. The materiality of the information included in this report has been examined from the Company's point of view. In some of the cases, additional detailed description is provided in order to present a comprehensive picture of the subject outlined.

It should be emphasized that the description in this report includes forward-looking information, as defined in the Securities Law, 1968. Forward looking-looking information is information about which there is uncertainty with regard to the future, including forecasts, assessments, estimates or other information relating to a future event or matter, the realization of which is not certain and/or is not under the Company's control. The forward-looking information included in this report is based on current information or assessments in the Company as of the publication date of this report.

Part A – Explanations of the Board of Directors’ regarding the State of the Group’s Business

1.             General

On July 2, 2017, the Company changed its name from “I.C. Power Israel Ltd.” to its present name “OPC Energy Ltd.”.

On July 31, 2017, the Company published a prospectus for the completion, listing for trade and initial public offering (dated August 1, 2017), as amended on August 8, 2017 (Ref: 2017-01-068464) ("the Prospectus"): (1) for the completion of the initial public offering of up to 34,000,000 shares of common stock (“the IPO”); and (2) for the listing for trade and release from blockage of NIS 320,000,000 par value of the Company's bonds (Series A) (which were issued as part of a private placement to classified investors on May 18, 2017). Within the framework of the issue, the Company raised NIS 398,583,750 (gross), in consideration for the issuance of shares. On August 16, 2017, the Company's shares were listed on the Tel Aviv Stock Exchange Ltd. ("the TASE") and the Company became a public company, and on August 20, 2017, the Company’s bonds (Series A) were listed for trade on the TASE.

As of the reporting date (December 31, 2017), the Company was controlled by I.C. Power Asia Development Ltd. ("Asia Development"), a wholly owned subsidiary (indirectly) of Kenon Holdings Ltd. ("Kenon"), incorporated in Singapore, whose shares are dual-listed and traded on the New York Stock Exchange (“NYSE”) and on the TASE. Subsequent to the reporting date, on February 15, 2018, a transaction was completed in which Asia Development transferred all of its holdings in the Company's capital stock to Kenon.

The Company operates itself and through a number of subsidiaries in the field of electricity generation and supply in Israel, including in the promotion, development, construction and operation of power plants and the generation and supply of electricity to private customers and to the IEC Ltd. ("the IEC").

1.1          Summary information on the Group, its business environment and its areas of activity

The Company operates in one area of activity – the area of activity is the generation and supply of electricity.

In the context of this area of activity, the Company is engaged in the promotion, development, construction and operation of power plants and the generation and supply of electricity to private customers and to the IEC. The Company's activity in the generation and supply of electricity is focused on the generation of electricity using both conventional technology and cogeneration technology. The Company owns (through subsidiaries under its control) two power plants: the Rotem Power Plant, which operates by conventional technology and the Hadera power plant, which is under construction and will be operated by cogeneration technology.

The Rotem Power Plant is owned by OPC Rotem Ltd. (“Rotem”), in which the Company holds 80% of its shares, and Veridis – Power Plants Ltd. (“Veridis”), which holds 20% of its shares.

The Hadera Power Plant, which is under construction, is owned by OPC Hadera Ltd. (formerly Advanced Integrated Energy Ltd. (“Hadera”). In addition, Hadera owns the Energy Center which supplies, as of the date of this report, all of the steam requirements and some of the electricity requirements of the Hadera Paper Ltd. factories (“Hadera Paper”).

On February 26, 2018, the Company’s Board of Directors approved taking action to complete the agreements in connection with the acquisition of 95% of the issued and paid up capital stock of Zomet Energy Ltd. ("Zomet"), which is promoting the construction of a conventional power plant using open cycle technology (“the Zomet Transaction”). The above agreements were completed on March 7, 2018 and as of the day of the report, the Company holds 95% of the issued and paid-up capital of Zomet. (For details on the Zomet Transaction, see Immediate Report 2018-01-015789 dated February 27, 2018 and Note 27.M. to the Financial Statements).

In addition, in accordance with a decision of the Israeli Government dated April 2, 2017, the Company is advancing a plan, in the National Infrastructure Committee, to construct power plants for the generation of electricity using natural gas adjacent to the Company’s Hadera and Rotem sites.

In addition, the Company is actively promoting projects for the generation of electricity using photovoltaic technology.

For details regarding the Company's areas of activity, see Section 3 of Chapter One (Description of the Corporation's Business) of the Periodic Report for 2017, which is part of this report.

For details of the Company's business environment and the impact of external factors on the Company's operations, see Section 7 of Chapter One (Description of the Corporation's Business) of the Periodic Report for 2017, which is part of this report.

2.             Explanations of the Board of Directors’ regarding the State of the Corporation’s Business

2.1          Financial position as of December 31, 2017 (in NIS thousands)

Item	As of December 31		Explanations of the Board of Directors
	2017	2016
Current assets
Cash and cash equivalents	508,181	86,159
Most of the increase stems from proceeds from the issue of shares in the amount of approx. NIS 362 million, proceeds from the issue of bonds (Series A) in the amount of approx. NIS 316 million, an increase from current activities of approx. NIS 410 million and an increase in the balances of cash in Hadera in the amount of approx. NIS 170 million.
This increase was offset by a decrease due to debt payments including the repayment of a mezzanine loan, current debt payments and the repayment of outstanding balances to Asia Development in the total amount of approx. NIS 502 million and investments in the Rotem power plant in the amount of approx. NIS 76 million, contributions to long-term deposits in the total amount of approx. NIS 179 million, as detailed in the item "long-term deposits and restricted cash", as well as the distribution of a dividend to the Company shareholders and to the minority shareholders in the amount of approx. NIS 67 million.
For further details, see the condensed consolidated statements of cash flows of the Company as of December 31, 2017, which is part of the Financial Statements.

Short-term deposits and restricted cash	752	16,352	During the reporting year, the Company repaid the balance of the interim loan received in the past from a financial institution (“the interim loan”) and as a result, released the reserve fund.
Current maturities of long-term loan to Parent Company	-	16,577	The decrease is due to Asia Development’s repayment of the loan (the parent company on the repayment date).
Trade receivables	152,751	133,726	Most of the increase is due to an increase in electricity rates, as well as a higher customer balance for November 2017 and for the settling of past accounts.
Receivables and debit balances	39,210	19,306	Most of the increase stems from the VAT balance receivable in the amount of approx. NIS 17 million and refunds for fixed assets in the amount of approx. NIS 4 million.
Derivative	5,099	6,812	The decrease is due to the fact that the life span of the derivative as of the date of the report is 9 months, compared to 12 months as of December 31, 2016.
Total current assets	705,993	278,932
Non-current assets
Long-term deposits and restricted cash	264,564	73,158
Most of the increase stems from a deposit in trust in the amount of approx. NIS 76 million for a disputed amount in the Tamar Agreement (for further details, see Note 27.G. to the Financial Statements), from additional deposits in the amount of approx. NIS 74 million for the Company's bank guarantees, an additional deposit of approx. NIS 18 million to the debt service fund of the bonds (Series A) and from a classification of approx. NIS 20 million and approx. NIS 5 million to restricted cash for the purpose of providing collateral for guarantees in Rotem and Hadera, respectively.

Long-term loan to the parent company	-	182,346	During the reporting period, Asia Development (then the parent company) repaid the balance of the loan.
Long-term differed expenses and loans granted	100,356	81,681
Most of the increase stems from an increase of approx. NIS 14 million as a result of an investment in infrastructure for the Hadera project, an increase in deferred expenses of approx. NIS 5 million for the senior debt in Hadera, and provision of loans to Zomet in the amount of approx. NIS 3 million.
This increase was offset by a decrease of approx. 4 million for the current amortization of deferred expenses in Rotem.

Derivative	-	4,741	The decrease is due to the fact that the Company has not had a balance of derivative instruments for a period exceeding a year.
Deferred taxes	751	218	The change is not significant.
Fixed assets	2,184,405	1,955,418
Most of the increase stems from an investment of approx. NIS 324 million in the Hadera Power Plant, which was offset by the depreciation of the fixed assets of Rotem and Hadera (the Energy Center) in the total amount of approx. NIS 109 million.

Intangible assets	5,689	3,931
An increase of approx. 2 million due to goodwill and an additional intangible asset recognized in the acquisition of the subsidiary, Greenday Renewable Energy Ltd. (85.3% of the capital stock),in July 2017.

Total non-current assets	2,555,765	2,301,493
Total assets	3,261,758	2,580,425

Item	As of December 31		Explanations of the Board of Directors
	2017	2016
Current liabilities
Current maturities from banks and financial institutions	104,978	94,591
Most of the increase stems from additions to current maturities of approx. NIS 22 million for the bonds (Series A) issued during the reporting period.
This increase was offset by a decrease due to the repayment of current maturities of the interim loan in the amount of approx. NIS 11 million.

Trade payables	202,705	123,918
Most of the increase stems from an increase in a supplier's balance for gas purchases in the amount of approx. NIS 48 million, for the construction contractor in Hadera in the amount of approx. NIS 19 million, and for unpaid IEC balances as of the reporting date in the amount of approx. NIS 17 million.
This increase was partially offset by a decrease of approx. NIS 7 million in the balance of the maintenance supplier.

Other payables and credit balances, including derivative instruments	36,983	33,898
Most of the increase stems from an increase in interest payable in the amount of approx. NIS 6 million, an increase in expenses payable in the amount of approx. NIS 5 million and an increase in the VAT balance payable of approx. NIS 4 million.
This increase was partially offset by a decrease in the balance with related parties in the amount of approx. NIS 5 million, a decrease in the fair value of derivative instruments in Hadera in the amount of approx. NIS 4 million and the cancellation of provisions in Rotem in the amount of approx. NIS 3 million.

Loans and capital notes issued to the parent company	-	132,448
During the reporting period, the capital notes were repaid to Asia Development as part of the restructuring of the Group (for additional details, see Note 5 and Note 18.B. to the Financial Statements).

Total current liabilities	344,666	384,855
Non-current liabilities
Long-term loans from banks and financial institutions	1,744,739	1,505,950
Most of the increase stems from the provision of loans in the framework of Hadera's senior debt in the amount of approx. NIS 494 million.In addition, there was an increase in interest and linkage for the outstanding senior debts of Rotem and Hadera, in the amount of approx. NIS 18 million.
This increase was partially offset by a decrease of approx. NIS 280 million as a result of the repayment of the interim loan and the senior debt in Rotem.

Bonds	293,954	-	The increase is due to the issuance of bonds (Series A) in the reporting year (for additional details, see Note 17 to the Financial Statements).
Capital notes issued to Parent company and to a related party	1,803	10,353	Following the restructuring of the Group, capital notes were repaid to Asia Development during the year. The balance represents the balance of the debt to a related party.
Derivative instruments	-	2,969	The decrease is due to the fact that the Company has not had a balance of derivative instruments for a period exceeding a year.
Employee benefits	280	280
Deferred taxes, net	191,777	158,307	Most of the increase stems from an adjustment to deferred taxes as a result of the profit for the year.
Total non-current liabilities	2,232,553	1,677,859
Total liabilities	2,577,219	2,062,714

2.2          Analysis of the Results of Operations for the Year ended December 31, 2017 (in NIS thousands)

Item	For the Year ended December 31		Explanations of the Board of Directors
	2017	2016
Sales	1,315,679	1,245,129
The increase is due to an increase of approx. NIS 57 million due mainly to an increase in electricity rates, an increase of approx. NIS 3 million stems from a higher volume of sales of electricity to customers and an increase of approx. NIS 11 million was due to the settling of past accounts with customers (for further details, see Note 27.N. to the Financial Statements).

Cost of sales (net of depreciation and amortization)	958,968	963,170
In 2017, the Rotem plant was more available than in 2016 due to large planned maintenance carried out in 2016. As a result, energy generation and gas consumption in 2017 were higher than in 2016. On the other hand, electricity purchases from the system administrator were lower.
In view of this, there was a decrease of approx. NIS 33 million resulting from a lower amount of energy purchases.  Despite the increase in the quantity of gas, in view of the appreciation of the NIS against the USD in 2017, the total NIS cost of the gas was approx. NIS 15 million lower than in 2016.
On the other hand, payments to the IEC are higher due to an increase in infrastructure and system rates and a higher volume of sales in the amount of approx. NIS 40 million, as well as payments to the IEC for the settling of past accounts with customers in the amount of approx. NIS 4 million (for further details, see Note 27.N. to the Financial Statements).

Depreciation and amortization	112,210	106,223
Most of the increase stems from maintenance carried out earlier than planned that increased fixed assets and therefore depreciation for 2017 (for additional details, see Note 27.D.3. to the Financial Statements.

Gross profit	244,501	175,736
Administrative and general expenses	39,576	28,942
Most of the increase stems from a one-time grant, a share-based payment and an increase in salary costs and directors' fees in the amount of approx. NIS 6.5 million. In addition, there was an increase in the cost of professional and legal services in the amount of approx. NIS 4 million.

Other income, net	1,252	7,496	In 2016, the Company updated its estimate regarding the derivative in respect of gas surplus sales in Hadera and therefore, the Company recorded a profit for the increase in its value.
Operating profit	206,176	154,290
Financial expenses, net	117,823	65,779
Most of the increase stems from early repayment fees of approx. NIS 23 million for the repayment of the interim loan and an increase in the financing expenses of the bonds (Series A) in the amount of approx. NIS 9 million (for additional details, see Note 17 to the Financial Statements), the impact of exchange rates in the amount of approx. NIS 11 million, an increase in expenses as a result of changes in the CPI in the amount of approx. NIS 5 million, and a decrease in expenses in respect of systemic interest costs in the amount of approx. NIS 5 million in 2016 .

Profit before taxes on income	88,354	88,511
Taxes on income	31,848	254
Most of the increase stems from the fact that in 2017 pre-tax profit includes losses for which no deferred tax was created in the amount of approx. NIS 42 million. In 2016, the deferred tax balance was adjusted as a result of the reduction in corporate tax rates for the coming years.

Profit (loss) for the year	56,506	88,257

2.3          Analysis of the Results of Operations for three months ended December 31, 2017 (in NIS thousands)

Item	For the Three Months ended December 31		Explanations of the Board of Directors
	2017	2016
Sales	319,644	302,369	An increase of approx. NIS 16 million stems mainly from an increase in electricity rates and an increase of approx. NIS 1 million stems from a higher volume of sales of electricity to customers.
Cost of sales (net of depreciation and amortization)	232,839	231,802
An increase of approx. NIS 10 million stems from a higher volume of payments to the IEC due to an increase in infrastructure and system rates, and an increase of approx. NIS 1 million in operating costs.
On the other hand, despite the increase in the quantity of gas, in view of the NIS appreciation in 2017, the total NIS cost of the gas was approx. NIS 7 million lower than in the corresponding quarter of 2016.
Additionally, energy purchase costs were lower by an amount of approx. NIS 3 million.

Depreciation and amortization	26,443	26,366
Gross profit	60,362	44,201
Administrative and general expenses	12,230	8,194	Most of the increase stems from an increase in salary costs of approx. NIS 2 million and from an increase in the cost of professional and legal services in the amount of approx. NIS 2 million.
Other income (expenses), net	1,259	(27)	The increase is due to the Company’s updated estimate regarding the derivative in respect of gas surplus sales in Hadera.
Operating profit	49,391	35,980
Financial expenses, net	23,470	10,788
Most of the increase stems from changes in the CPI of approx. NIS 6 million, the effect of exchange rates in the amount of approx. NIS 4 million and financing expenses for the bonds (Series A) in the amount of approx. NIS 3 million.

Profit before taxes on income	25,921	25,192
Taxes on income (tax benefit)	8,194	(6,795)	Most of the increase stems from the fact that in 2016, the deferred tax balance was adjusted as a result of the reduction in corporate tax rates for the coming years.
Profit (loss) for the period	17,727	31,987

2.4 EBITDA

The Company defines "EBITDA" for each period as profit (loss) before depreciation and amortization, net financing expenses and income tax expenses (tax benefit). EBITDA is not recognized figure according to IFRS or any other generally accepted accounting principles as a measurement of financial performance and should not be considered as a substitute for profit or loss, cash flow from current operations or other operating performance or liquidity terms determined in accordance with IFRS.

The EBITDA is not intended to represent funds available for the distribution of dividends or for other uses as such funds may be used for debt servicing, capital expenditures, working capital and other liabilities. EBITDA presents limitations that impair its use as a measure of the Company's profitability, since it does not take into account certain costs and expenses stemming from the Company's business, which may have a significant impact on its net profit such as financing expenses, taxes on income, depreciation, capital, expenses and other related expenses.

The Company believes that the EBITDA data provides transparent and useful information to investors for reviewing the Company's operating performance and comparing this operating performance to the operating performance of other companies in the same industry or other industries with different capital structures, different debt levels and/or different income tax rates.

Below is an EBITDA calculation for the periods presented. Other companies may calculate the EBITDA differently, so this presentation of EBITDA may not be similar to that of other companies.

Calculation of EBITDA for periods of a year and for the three months ending December 31, 2017:

Item	For the Year ended December 31		For three months ending December 31
	2017	2016	2017	2016
Sales	1,315,679	1,245,129	319,644	302,369
Cost of sales (net of depreciation and amortization)	958,968	963,170	232,839	231,802
Administrative and general expenses (net of depreciation and amortization)	39,252	28,605	12,106	8,146
Other income	1,252	7,496	1,259	(27)
EBITDA	318,711	260,850	75,958	62,394

Comparison with the Rotem EBITDA forecast for 2017 presented in the Board of Directors' Report accompanying the Prospectus

In the Board of Directors' Report for 2016 and as of March 31, 2017, which was published as part of the Company's prospectus, the Company presented Rotem's EBITDA forecast for 2017, based on the actual data for the months January-April 2017, and the forecast until the end of December 2017. The forecast was based on the following assumptions:

A.	The generation component will remain at its current level of NIS 264 per megawatt hour until the end of 2017.

B.	The average exchange rate from June to the end of 2017 will be NIS 3.65 to the USD (the average exchange rate is NIS 3.66 to the USD).

C.	The plant’s availability from May to December 2017 will be approx. 98%.

Below is a comparison with the actual data in 2017 (in NIS thousands):

Item	Forecast presented for 2017	2017 Actual Data
Sales	1,197,952	1,237,576
Cost of sales (net of depreciation and amortization)	878,340	887,286
Administrative and general expenses (net of depreciation and amortization)	18,866	24,442
Other income, net	-	1,195
EBITDA	300,746	327,043

Sales

Most of the increase in sales compared to the forecast is due to higher volume of energy sales than forecast.

Cost of sales

Most of the increase in the cost of sales compared to the forecast stems from higher payments to IEC due to a higher volume of sales, and payments to IEC for the settling of past accounts with customers to the amount of approx. NIS 17 million and approx. NIS 7 million for operations using diesel oil.

On the other hand, lower operating costs of approx. NIS 8 million, lower fuel costs of approx. NIS 3 million due to lower exchange rates and lower gas quantities, and a lower volume of energy purchases by approx. NIS 4 million as a result of higher availability than expected.

Administrative and general expenses (net of depreciation and amortization

Most of the increase in administrative and general expenses compared to the forecast stems from an increase in salary costs in the amount of approx. NIS 3 million and an increase in the cost of professional and legal services in the amount of approx. NIS 3 million.

Other income, net

The increase in other income compared to the forecast is a result of the sale of gas to a third party during maintenance.

It should be clarified that the information regarding the EBITDA forecast and its comparison to the actual EBITDA is not required by law and accordingly, the Company states that it does not intend to publish further forecasts in the future, and accordingly, this report does not include an EBITDA forecast for 2018.

2.5 Energy Balance

Below are details of electricity sales, generation and purchases of the Rotem plant and the Hadera Energy Center in the years 2017 and 2016 (in millions of kWh):

Item	For the Year ended December 31
	2017	2016
Sales to private customers	3,888	3,876
Sales to the system administrator	100	120
Total sales	3,988	3,996

Item	For the Year ended December 31
	2017	2016
Electricity generation	3,655	3,510
Electricity purchases from the system administrator	333	486
Total electricity generation and purchases from the system administrator	3,988	3,996

	2017		2016
	Availability (%)	Net generation (in millions of kWh)	Availability (%)	Net generation (in millions of kWh)
Rotem	94.2%	3,576	91.2%	3,422
Hadera	88.7%	79	94.8%	88

2.6 Revenues

Below are the details of the Company’s revenues in the years 2017 and 2016 (in NIS thousands):

Item	For the Year ended December 31
	2017	2016
Net revenues from sales of energy to private customers	838,336	772,579
Collection from private customers for IEC services	410,659	400,168
Revenues from sales of energy to the system administrator	11,096	15,003
Revenues from sales of steam	55,588	57,379
Total revenues	1,315,679	1,245,129

The Company's net revenues from the sale of electricity to private customers stem from the sale of electricity according to the generation component rates published by the Electricity Authority, with a certain discount from the rate. The weighted average of the generation component rate for 2017, as published by the Electricity Authority, is 26.40 agurot per kWh1. This weighted average is attributed to the economy’s consumption mix, while the consumption mix of Rotem and Hadera customers is not identical to that of the economy. In 2016, the generation component reflecting the Company’s revenues was 25.82 agorot per kWh.

In addition, the Company’s revenues from the sale of steam are linked in part to the price of gas and in part to the CPI.

Cost of sales (net of depreciation and amortization)

The cost of sales (net of depreciation and amortization) in 2017 amounted to NIS 958,968 thousand, compared to NIS 963,170 thousand in 2016, divided into the following components (in NIS thousands):

Item	For the Year ended December 31
	2017	2016
Fuels	468,407	482,551
Payment to the IEC for system services and electricity purchases*	410,659	400,168
Cost of gas transmission	26,400	26,293
Operating expenses	53,502	54,158
Total cost of sales (net of depreciation and amortization)	958,968	963,170

Rotem and Hadera’s gas consumption in 2017 was approx. 26,310,699 MMBTU and the average gas price in 2017 was USD 4.7 per MMBTU in 2017. For further details regarding the gas agreement, see Note 27.G. to the Financial Statements.

2.8          Liquidity and sources of financing as of December 31, 2017 (in NIS thousands)

Item	For the nine months ended		Explanations of the Board of Directors
	2017	2016
Cash flows provided by operating activities	409,744	94,905
Most of the increase stems from the payment of system management fees in the amount of approx. NIS 154 million in 2016 for previous periods (for further details, see Note 27.I. to the Financial Statements), from an increase in working capital of approx. NIS 65 million and from an increase in revenues of approx. NIS 70 million.
For further details, see the Company’s condensed consolidated statements of cash flows as of December 31, 2017 included in the Financial Statements.

Cash flows used in investing activities	(569,964)	(73,273)
Most of the increase in cash used in investing activities stems from the purchase of fixed assets in higher amounts of approx. NIS 139 million, mainly as a result of additional investments in the Hadera project, a deposit to a trust account under the Tamar Agreement in the amount of approx. NIS 76 million (for further details, see Note 27.G. to the Financial Statements), a contribution to deposits of approx. NIS 74 million for guarantees, a classification of approx. NIS 25 million to restricted cash in Rotem and Hadera, and a restricted cash release in 2016 amounting to approx. NIS 180 million due to the partial repayment of the interim loan.

Cash flows provided by (used in) financing activities	588,800	(398,157)
Most of the increase in cash used in financing activities stems from proceeds from the issuance of shares in the amount of approx. NIS 361 million, from proceeds from the issuance of bonds (Series A) in the amount of approx. NIS 316 million, and from withdrawals within the framework of the financing agreement in the Hadera project amounting to NIS 494 million. In addition, in 2016, the Company distributed dividends in the amount of approx. NIS 203 million, compared with approx. NIS 67 million in 2017.
This increase was offset by debt payments including the repayment of the interim loan, current debt payments, clearing of Asia Development net balances in the total amount of approx. NIS 503 million in 2017, compared with a total of approx. NIS 195 million in 2016.

1 See Table 1-6.3 in Decision No. 2 (1110) – Annual Update of the Electricity Rate 2016 –Decision Summary for Electricity Rates for Consumers of the Electric Corporation.

2.8.1
The balance of cash and cash equivalents, including monies deposited in the Company’s debt service funds (presented in the Financial Statements in long-term restricted cash) as of December 31, 2017 amounted to NIS 617,650 thousand, of which NIS 222,132 thousand was in Rotem, NIS 103,111 thousand was in Hadera and NIS 290,743 thousand was in the Company itself.

2.8.2
Rotem and Hadera have project financing from banking corporations and financial institutions, the balance of which (including current maturities and interest payable) as of December 31, 2017 was NIS 1,328,670 thousand and NIS 500,177 thousand, respectively.

For details regarding the Group's various financing agreements for the purpose of financing its current operations, including interest rates on loans, the average amounts of short and long-term loans, restrictions assumed by the Company and its subsidiaries and the Company's and its subsidiaries' compliance with the financial covenants (as of December 31, 2017), see Section 10 of Chapter One (Description of the Corporation's Business) of the Periodic Report for 2017, which is part of this report.

2.8.3	For details regarding the balance of guarantees from related parties, see Note 25.D. to the Financial Statements.

2.8.4	As of December 31, 2017, the Company had bonds (Series A) in the amount of NIS 320,000 thousand par value. For further details, see Section 12 below and Note 17 to the Financial Statements.

2.8.5
During the reporting period, the Company repaid all of its liabilities to the parent company at the time, Asia Development (for details see section 10.10 of Chapter One (Description of the Corporation's Business) of the Periodic Report for 2017, which is part of this report).

2.8.6	For details regarding the issuance of the Company’s shares, see Note 21 to the Financial Statements.

2.8.7	Table setting forth debt, cash and cash equivalents, deposits and restricted cash as at December 31, 2017:

	Rotem	Hadera	Solo	Other	Consolidated
Debt[2]	1,327,576	500,177	315,918	-	2,143,671
Cash and cash equivalents	130,373	103,111	273,033	1,664	508,181
Long term and short term deposits and restricted cash	167,430	5,459	92,427	-	265,316

Debt service funds (presented as part of restricted cash)	91,759	-	17,710	-	109,469

2 Not including interest to be paid

Table setting forth debt, cash and cash equivalents, deposits and restricted cash as at December 31, 2016:

	Rotem	Hadera	Solo	Other	Consolidated
Debt[3]	1,401,618	-	198,923	-	1,600,541
Cash and cash equivalents	67,366	3,728	14,940	125	86,159
Long term and short term deposits and restricted cash	73,158	194	16,158	-	89,510

Debt service funds (presented as part of restricted cash)	73,158	-	16,158	-	89,316

2.9	Sensitivity tests as of December 31, 2017

Sensitivity tests in respect of changes in market factors

Sensitivity tests for the generation component

A change in the generation component rate of 2.5%-5% would increase (decrease) the pre-tax profit (loss) by the amounts presented below. This analysis assumes that all other variables remain constant. It is important to note that a change in the generation component, if any, will result from a change in one of the parameters comprising it, and therefore such a change may not occur without an impact on the Company's costs. The following test neutralizes any change except for a change in the generation component and therefore, there is no certainty that it reflects actual reality.

	For the Year ended December 31, 2017
	Impact on Pre-tax Profit (Loss)
	Decrease 5%	Decrease 2.5%	Increase 2.5%	Increase5%
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Generation component rate	(41,117)	(20,559)	20,559	41,117

3 Not including interest to be paid

Sensitivity tests for changes in CPI-linked NIS interest

	10% Decrease	5% Decrease	Fair Value	5% Increase	10% Increase
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Loans from banking corporations and financial institutions	20,431	10,157	2,221,979	(10,042)	(19,972)

	100BP Decrease	50BP Decrease	Fair Value	50BP Increase	100BP Increase
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Loans from banking corporations and financial institutions	105,535	51,555	2,221,979	(49,258)	(96,336)

Sensitivity tests for changes in the CPI

	10% Decrease	5% Decrease	Fair Value	5% Increase	10% Increase
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Loans from banking corporations and financial institutions	(36,870)	(36,870)	2,221,979	75,562	151,502
Balances of additional non-loan items	(219)	(109)	2,876	109	219
Total	(37,089)	(36,979)	2,224,855	75,671	151,721

Sensitivity tests for changes in NIS interest

	10% Decrease	5% Decrease	Fair Value	5% Increase	10% Increase
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Loans from banking corporations and financial institutions	1,373	683	614,420	(677)	(1,347)
Bonds	3,413	1,693	365,728	(1,667)	(3,309)
Total	4,786	2,376	980,148	(2,344)	(4,656)

	100BP Decrease	50BP Decrease	Fair Value	50BP Increase	100BP Increase
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Loans from banking corporations and financial institutions	14,355	6,982	614,420	(6,614)	(12,882)
Bonds	17,766	8,688	365,728	(8,317)	(16,282)
Total	32,121	15,670	980,148	(14,931)	(29,164)

Sensitivity tests for changes in foreign currency

	10% Decrease	5% Decrease	Fair Value	5% Increase	10% Increase
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Non-derivative USD balances	(2,490)	(1,245)	32,768	1,245	2,490
Non-derivative EUR balances	(711)	(355)	9,354	355	711
Total	(3,201)	(1,600)	42,122	1,600	3,201

For additional sensitivity tests as of December 31, 2017, see Note 24 to the Financial Statements.

2.10.	Significant events during the reporting period and subsequent to the balance sheet date

2.10.1
On April 6, 2017, the Company entered into a series of agreements for the acquisition of up to 95% of the issued and paid-up capital of Zomet Energy Ltd. (“Zomet”)., who is advancing a project for the construction of a natural gas-powered power plant, using an open cycle conventional technology, with an output of approx. 396 megawatts (“Zomet Project”). Subsequent to December 31, 2017, on February 26, 2018, the Company's Board of Directors approved an action to complete the above agreements and on March 7, 2018, the Zomet transaction was completed so that as of the publishing date of the report, the Company owns 95% of Zomet’s issued and paid-up capital. For details regarding the Zomet transaction, see the Immediate Report dated February 27, 2018 (Ref: 2018-01-015789), which is presented by way of reference, as well as Note 27.M. to the Financial Statements.

2.10.2
On July 26, 2017, the Company’s Board of Directors decided on the adoption of a dividend distribution policy, according to which, every calendar year, a dividend will be distributed at the rate of at least 50% of the Company’s net income, after tax, in the calendar year that preceded the date of the dividend distribution. Implementation of the dividend distribution policy and approval of its distribution from time to time by the Company's Board of Directors will be subject to the provisions of any law. For further details, see Note 21.C. to the Financial Statements.

2.10.3
On October 1, 2017, 1,000,000 options (non-negotiable) were issued to the Company's CEO. For further details, see the Company’s Immediate Report dated October 1, 2017 (Ref: 2017-01-096591), presented by way of reference. The allotment of the options to the CEO is further to the prospectus and as detailed therein. For information on the terms of the options, see Regulation 21 of Part Four (Additional Information on the Corporation).

2.10.4	On November 7, 2017, a special general meeting of the Company's shareholders was held, in which the following resolutions were passed:

A.
The appointment of Mr. Juan Carlos Camogliano as a director of the Company until the end of the Company’s next annual general meeting, beginning on the date of approval of the appointment by the general meeting of the Company’s shareholders.

B.
The appointment of Mr. Joseph Tene as an external director on the Company’s Board of Directors for an initial period of three years beginning on the date of approval of the appointment by the general meeting of the Company’s shareholders.

C.
The appointment of Ms. Michal Marom as an external director of the Company's Board of Directors for an initial period of three years beginning on the date of approval of the appointment by the general meeting of the Company's shareholders.

2.10.5
On November 29, 2017, a request to certify a claim as a derivative claim was submitted to the Tel-Aviv-Jaffa District Court (the Economic Department by a shareholder in Oil Refineries Ltd. (“ORL”) against ORL, Rotem, Members of ORL’s Board of Directors (as of July 7, 2011) and the Israel Corporation Ltd. (“the Israel Corporation”) (for further details, see the presented by way of reference dated December 5, 2017 (Ref: 2017-01-113655), presented by way of reference.

2.10.6	On December 5, 2017, the Company’s Board of Directors decided on a dividend distribution in the amount of NIS 60 million (approx. 45.49 ag. per share), which was distributed on December 21, 2017.

2.10.7
On December 11, 2017, the Company assumed the guarantees provided by Asia Development (the parent company at the time) in favor of the Electricity Authority and the system administrator (for further details, see Immediate Report 2017-01-115092 dated December 11, 2017), presented by way of reference.

2.10.8
On December 31, 2017, the Company entered into arrangements in which guarantees provided by Asia Development to secure the liabilities of Rotem and Hadera will be canceled (for further details, see Immediate Report 2017-01-122253 dated December 31, 2017), presented by way of reference.

2.10.9
For information regarding diesel fuel operations during the period, in accordance with the directives of the system administrator due to a malfunction in the Tamar platform, in which gas was replaced by diesel fuel, see Note 27.P. to the Financial Statements.

2.10.10	For details regarding the dispute with the Tamar partners, see Note 27.G. to the Financial Statements.

Part B – Exposure to Market Risks and their Management

3.	Exposure to Market Risks and their Management

3.1          Details of Persons responsible for Managing Market Risks at the Company

3.1.1.          Mr. Giora Almogy, the Company's CEO and Mr. Eran Litvak, the Company’s CFO, are responsible for managing the Company's market risks.

3.2	Description of the Market Risks to which the Company is Exposed

3.2.1	Financial Risks:

A.
The Company is exposed to changes in the exchange rates of the USD and the EUR in relation to the NIS due to its entering into agreements for which the payment is in those currencies such as the gas purchase agreement and the maintenance agreement (for further details, see Note 24.D. to the Financial Statements and Section 7.7.2 of Chapter One (Description of the Corporation's Business), which is part of this report).

B.
The Company is exposed to changes in the CPI in view of the linkage in the financing agreements it entered into (for further details, see Note 24.D. to the Financial Statements and Section 7.7.2 of Chapter One (Description of the Corporation's Business), which is part of this report).

3.2.2	Exposure to the Generation Component Rate:

Changes in the rate of the electricity generation component, which is published by the Electricity Authority, will affect the Company's revenues as well as the cost of sales deriving from its operations, since the price of electricity in an agreement between the Company and its customers is directly affected by the electricity generation rate, and the electricity generation rate is the basis for the linkage of the natural gas price, according to the gas purchase agreements, when the price is higher than the bottom price according to the gas contract (for further details, see Note 27.B. to the Financial Statements).

3.2.3	Additional Market Risks:

In the ordinary course of business operations, the Company is exposed to additional risks that may affect its operations, including, inter alia: credit risks, failure of critical equipment and construction delays.

3.3.	Description of the Company’s Market Risk Management Policy

As part of its risk management, the Company regularly reviews the existing exposures and possible courses of action in order to minimize them as necessary.

3.4	Linkage Bases Report as of December 31, 2017 (in NIS thousands)

	As of December 31, 2017
	CPI-linked	Unlinked	USD-linked	EUR-linked	Non-monetary	Total
Assets
Cash and cash equivalents	-	458,483	40,312	9,386	-	508,181
Short-term deposits and restricted cash	-	188,434	76,882	-	-	265,316
Customers, receivables and debit balances	-	176,616	7,346	-	7,999	191,961
Derivative instruments	-	-	5,099	-	-	5,099
Long-term loans and deferred expenses	2,876	-	-	-	97,480	100,356
Fixed assets	-	-	-	-	2,184,405	2,184,405
Intangible assets	-	-	-	-	5,689	5,689
Deferred tax assets	-	-	-	-	751	751
Total assets	2,876	823,533	129,639	9,386	2,296,324	3,261,758

	As of December 31, 2017
	CPI-linked	Unlinked	USD-linked	EUR-linked	Non-monetary	Total
Liabilities
Suppliers and service providers	-	(108,470)	(94,203)	(32)	-	(202,705)
Payables and credit balances, including derivative instruments	(1,094)	(31,447)	(2,921)	(1,521)	-	(36,983)
Loans from banking corporations and financial institutions, including current maturities	(1,660,314)	(167,439)	-	-	-	(1,827,753)
Bonds	-	(315,918)	-	-	-	(315,918)
Capital notes issued to the parent company, including current maturities	-	(1,803)	-	-	-	(1,803)
Employee benefits	-	(280)	-	-	-	(280)
Deferred tax liabilities, net	-	-	-	-	(191,777)	(191,777)
Total liabilities	(1,661,408)	(625,357)	(97,124)	(1,553)	(191,777)	(2,577,219)

Part C – Corporate Governance

4.	Directors with Accounting and Financial Expertise

As of the date of this report, four of the members of the Company’s Board of Directors have accounting and financial expertise. For details regarding the directors Javier Garcia Burgos Benfield, Tzachi Goshen, Yosef Tene and Michal Marom, who were recognized as directors with accounting and financial expertise, see Regulation 26 of Chapter Four (Additional Information on the Corporation).

The Board of Directors determined that the minimum number of directors with accounting and financial expertise would be 2, taking into consideration the type of the company, its size, the scope of the Company's operations and the complexity of its operations.

5.             Independent directors

The general meeting of the Company’s shareholders appointed Mr. Noam Sharon to serve as an independent director in the Company as from July 17, 2017. For additional information on Mr. Sharon, see Regulation 26 of Chapter Four (Additional Information on the Corporation).

The Company did not adopt provisions regarding the independence of the Board of Directors in its Articles of Association.

6.             External directors

On November 7, 2017, a special general meeting of the Company’s shareholders was held in which two directors were appointed who meet the qualification conditions required of external directors as stated in Section 240 of the Companies Law, 1999.

7.             Internal auditor

Details	The Company
Name of Internal Auditor	Oded Berkowitz, Economist (“the Internal Auditor”)
Education and Professional Experience	Graduate of Economics and Management, member of the Institute of Internal Auditors. More than 6 years of internal auditing experience.
Date of Commencement of Service	November 21, 2017
Compliance with Provisions of the Law
To the best of the Company's knowledge, according to the Internal Auditor's declaration, the Internal Auditor meets the requirements of Section 146 (b) of the Companies Law and the provisions of Section 8 of the Internal Audit Law, 1992 (“the Internal Audit Law”).

Employment Format	The internal auditor is employed by the Company full-time and does not hold an additional position in the Company other than his position as Internal Auditor.
Method of Appointment
The appointment was approved by the Board of Directors on November 21, 2017, following the recommendation of the Audit Committee.
The Audit Committee and the Company’s Board of Directors examined his qualifications, education and experience in internal auditing.

Organizational Supervisor of the Internal Auditor	Chairman of the Board of Directors
Other Relationships the Internal Auditor has with the Company
To the best of the Company's knowledge, the Internal Auditor does not hold securities of the Company.
The internal auditor is not an interested party in the Corporation or a relative of an interested party in the Corporation, nor is he a relative of the external auditor or anyone acting on his behalf.

Work plan	During 2017, the internal auditor began to work on the risks survey and work plan which will be submitted to the Audit Committee and Board of Directors during the first quarter of 2018.
Access to Information	The auditor has free access to information, as stated in Section 9 of the Internal Audit Law, including constant and direct access to the Corporation's information systems, including financial data.
Remuneration
The Internal Auditor receives a monthly salary, including social and related benefits accepted in the Company. The Auditor's remuneration is not dependent on the audit results. The Internal Auditor's remuneration is acceptable and in accordance with market conditions, and in the opinion of the Company's Board of Directors, this remuneration does not constitute a factor that may affect his judgment in the audit work.

8.          Contribution policy

8.1.
The company has a policy for the allocation of donations that places emphasis on nonprofit organizations operating in the periphery and non-profit organizations that operate in the field of excellence.

8.2          Below are details of donations over NIS 50,000 in the reporting period:

Donation Recipient	Donation Amount in 2017 (in NIS thousands)	Connection to Donation Recipient
Password for Every Student	1,000	Association established by the Israel Corporation Group
Nirim NPO	180	-
Youth in Yeruham NPO	150	-
Rachashei Lev NPO	50	-

9.             Details regarding the Independent Accountant

9.1.	The Company's auditor is KPMG Somekh Chaikin, Accountant (the "Auditor").

9.2.
The fee is determined in negotiations between the Company's management and the Auditor, according to the scope of the work, the nature of the work, past experience and market conditions. The entity approving the fee of the Auditor for the years 2016-2017 is the Company's Board of Directors. The fee is a global fee for the provision of auditing services for the preparation of three quarterly reviewed reports and one audited annual report. Also included in the fee are tax services in the preparation of the company's annual tax report.

9.3.	Below are details of the Auditor's fees and working hours for the years 2016 and 2017

	2017		2016
	Hours	Fee (in NIS thousands)	Hours	Fee (in NIS thousands)
Auditing services (including prospectus and SOX)	10,785	2,961	6,004	1,731
Associated services	1,331	599	741	333

9.4.          No additional services were received beyond those listed.

Part D – Disclosure in respect of Financial Reporting

10.          Events subsequent to the date of the Statement of Financial Position as of December 31, 2017

10.1.          See Note 28 to the Financial Statements.

10.2
On January 10, 2018, a request was filed with the Tel-Aviv-Jaffa District Court for the approval of a derivative claim by a shareholder of ORL against former directors of ORL, current directors, the Company, Rotem, Hadera, Israel Chemicals Ltd. (ICL), as well as against the Israel Corporation Ltd., Mr. Idan Ofer and Mr. Ehud Angel (for further details, see the Company’s Immediate Report of January 11, 2018 (Ref: 2018-01-003711), presented by way of reference).

10.3.	On January 14, 2018, a special general meeting of the Company’s shareholders was held, at which the following decision was approved:

Approval of the Company's engagement (through Rotem and Hadera) with Energean Israel Ltd. in agreements for the purchase of natural gas (for further details, see Immediate Reports from January 2, January 15 and March 6, 2018) (Refs: 2018-01-000841, 2018-01-004557 and 2018-01-018099), presented by way of reference.

10.4.	On February 22, 2018:

A.	Mr. Alberto Victonico Triulzi and Mr. Juan Carlos Camogliano Pazos ended their service as ordinary directors of the Company.

B.	Mr. Barak Cohen was appointed as a regular director of the Company.

C.	Mr. Javier Garcia Burgos Benfield ended his service as Chairman of the Board of Directors of the Company and continued to serve as a regular director of the Company.

D.	Mr. Yoav Doppelt was appointed as Chairman of the Board of Directors of the Company.

The remuneration of Mr. Yoav Doppelt, Mr. Javier Garcia and Mr. Barak Cohen will be brought (as required and in accordance with the law) for approval by the next general meeting to be convened.

11.          Status of liabilities according to Repayment Dates

For details regarding the status of the Company's liabilities, see the Immediate Report regarding the status of liabilities according to repayment dates to be published by the Company together with this report.

The information included therein is presented in this report by way of reference.

12.          Bonds (Series A)

Below are details of the Company's bonds (Series A):

Name of series	Series A
Date of issuance	May 18, 2017
Total nominal value at date of issuance	NIS 320,000,000 PV
Nominal value as of the reporting date	NIS 320,000,000 PV
Nominal value when revalued according to terms of linkage	The bonds are not linked.
Amount of interest accrued as included in the Financial Statements of December 31, 2017	NIS 9,268 thousand
Fair value as included in the Financial Statements of December 31, 2017	NIS 365,728 thousand
TASE value as of December 31, 2017	NIS 365,728 thousand
Type of interest and interest rate	Fixed annual interest at a rate of 4.95%, which was reduced to 4.45% when the bonds were listed for trade on August 20, 2017.
Dates of payment of principal	26 unequal payments. Each payment to be paid on June 30 and December 30 of each calendar year from 2018 to 2030 (inclusive)
Dates of payment of interest
The interest on the bonds (Series A) will be paid each half-year in 26 installments on June 30 and December 30 of each of the years 2018-2030 (inclusive), in respect of the period starting on the previous interest payment date and ending on the last date before the current interest payment date, and will be computed as the annual interest rate divided by 2, except for the first interest payment.
The first interest payment for the bonds will be made on June 30, 2018 (“the date of the first interest payment”) and will be calculated on the basis of 365 days in the year for the period starting on the issuance date of the bonds (Series A) and ending on the last day according to the date of the first interest payment..

Linkage basis and its conditions	The bonds are not linked to the CPI or any currency.
Are they convertible to another security?	No.
Right of the Company to make early repayment	The Company has a right to make early repayment in accordance with the terms set forth in the trust deed.
Was a guarantee provided for payment of the Company's liabilities according to the bond?	No.
Name of trustee	Hermetic Trust (1975) Ltd.
Name of trustee officer in charge of the series of liability notes	Meirav Ofer Oran
Contact information	Address: 113 HaYarkon Street, Tel Aviv-Yafo Tel: 03-554553 Fax: 03-5271451 e-mail: Merav@hermetic.co.il
Rating of the bonds on the issuance date
Rating of (P)A3.il by Midroog Ltd. (“Midroog”), dated May 18, 2017 (further to the preliminary rating of February 2017) and a rating of ilA by Standard & Poors Maalot (“Maalot”), dated April 24, 2017  and July 23, 2017.
On August 8, Midroog issued an update to the initial rating in which it announced that it had removed the conditionality that was marked with the letter P after it was satisfied that the conditions for which the rating was set were satisfied in the conditional rating reports of February 16, 2017 and May 18, 2017.
Since the abovementioned rating of the bonds, there have been no further ratings of the bonds (Series A).

The following is a description of the collateral given to the holders of the bonds (Series A):

It should be noted that the above is a concise description only and the collateral formula is as specified in the trust deed and in the bonds:

Type of Collateral
A floating charge, unlimited in amount, on all assets, monies, property and rights of any kind whatsoever without exception, which the Company now has and will have in the future at any time, in any manner and way, including the profits in respect thereof or arising out of any of them, of any kind whatsoever, as well as any right to compensation or indemnification in respect thereof, which the Pledgor now has including the profits that the Company now has and which it will have in the future at any time, in any manner and way, in accordance with the trust deed (“the Pledged Assets”).

A fixed charge, unlimited in amount, on all the Company's rights in the Hermetic Trust (1975) Ltd. Account in trust for the holders of the Company's bonds, no. 235378/52, held at the Gordon branch (branch number 804), Bank Leumi (“the Pledged Account” and “the Deposited Assets”, respectively).
A floating charge, senior lien, unlimited in amount, on all monies, deposits and securities deposited from time to time in the Pledged Account, and any consideration and profits received in respect thereof. The lien in respect of the Pledged Account and the Deposited Assets will also apply to all the interest, profits, receipts, revenues, proceeds and all existing assets deposited from time to time in the Pledged Account from the Bond Date until the full redemption of the secured amounts (together: “the Pledged Assets”).

Degree	Senior lien	Senior lien
Changes that occurred in the pledged assets since the bonds were issued	For details regarding the Company's operations, see the Chapter One (Description of the Corporation's Business) in the Periodic Report for 2017, which is part of this report.
Limitations on the Company in creating additional liens
The Company has undertaken not to pledge or mortgage the Pledged Assets, nor to assign by way of encumbrance the right of the Company to the Pledged Assets, without the prior written consent of the Trustee.
The Company also undertook not to sell, assign or transfer its rights in any of the Pledged Assets, not to remove from its possession the Pledged Assets (or its rights in connection therewith); And all, unless it has received the prior written approval of the Trustee for the execution of any of those actions.
Notwithstanding the foregoing, the Floating Charge will not restrict the Company from creating liens on specific assets from its assets (or on a limited number of such assets, including rights) and in the execution of other dispositions in its assets, without limitation and without the need to obtain consent from the Trustee or from the bond holders. In addition, the Company will be entitled to create additional floating liens at any time, even on all of its assets and rights (“a general floating lien”), provided that they are of an equal degree (Pari Passu) to the floating lien created in accordance with the Trust Deed and that the Company created to secure additional financing that is not prohibited under the trust deed.

The Company has undertaken not to pledge or mortgage the Pledged Assets, nor to assign by way of encumbrance the right of the Company to the Pledged Assets, without the prior written consent of the Trustee.
The Company also undertook not to sell, assign or transfer its rights in any of the Pledged Assets.
It is clarified that the charge does not prevent the management of a securities portfolio within the framework of the Pledged Account (including the purchase and sale of assets in the account), and the securities included from time to time in the portfolio (including all rights deriving from them) will be subject to this charge.
Notwithstanding the aforesaid, the Company shall be entitled to perform all that is permitted under the Trust Deed.

Limitations regarding the authority to issue additional bonds	The Trust Deed establishes limitations regarding the expansion of the bonds (Series )
Are they valid according to any law and the company's incorporation documents	Yes
Conditions for change, release, replacement or cancellation of the lien, guarantee or other undertaking given to secure the Company's undertakings under the bonds	The Company will be entitled to sell means of control in the base projects (as defined in the Trust Deed), in accordance with the terms stated in the Trust Deed.
Such change, release or replacement that took place during the period of the Prospectus (since the creation of the liens)	No changes.

13.          Warning signs

As of December 31, 2017, there are no warning signs according to Regulation 10(b)(14) of the Reporting Regulations, which require the publication of a forecasted cash flow statement by the Company.

Yoav Doppelt	Giora Almogy	March 27, 2018
Chairman of the Board of Directors	CEO